# Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Ryca Motors, Inc.
8044 Sorensen Ave
Santa Fe Springs, CA 90670
rycamotors.com

Up to $1,069,999.10 in Common Stock at $2.30
Minimum Target Amount: $9,998.10

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

# Company:

**Company:** Ryca Motors, Inc.
**Address:** 8044 Sorensen Ave, Santa Fe Springs, CA 90670
**State of Incorporation:** CA
**Date Incorporated:** July 08, 2020

# Terms:

### Equity

**Offering Minimum:** $9,998.10 | 4,347 shares of Common Stock
**Offering Maximum:** $1,069,999.10 | 465,217 shares of Common Stock
**Type of Security Offered:** Common Stock
**Purchase Price of Security Offered:** $2.30
**Minimum Investment Amount (per investor):** $115.00

## <u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

## <u>Investment Incentives and Bonuses*</u>

<u>Time-Based:</u>

**Friends and Family Early Birds**

Invest within the first 72 hours and receive 20% bonus shares

**Super Early Bird Bonus**

Invest within the first week and receive 15% bonus shares

**Early Bird Bonus**

Invest within the first two weeks and receive an additional 10% bonus shares

<u>Amount-Based:</u>

**$250 Perk: RYCA Apparel**

Invest $250 and receive a Ryca Motors hat and poster.

**$500 Perk: Exclusive Motorcycle Jacket and Investor Club**

Invest $500 and enter a raffle for a Highway 21 "Gasser" Motorcycle Jacket and join the Investor Club, this includes: voting on features of the FantomView App, an exclusive newsletter and content, and founder Q&As. Lower tier perks also included.

**$1,000 Perk: Early App Access Bluetooth Helmet Raffle**

Invest $1,000 and get early access to the FantomView AR app and enter a raffle for a SENA Momentum Bluetooth-Integrated Helmet. Lower tier perks included.

**$2,000 Perk: 2% Bonus Shares**

Invest $2,000 and receive 2% bonus shares and all lower tier non-bonus share perks.

**$5,000 Perk: 5% Bonus Shares**

Invest $5,000 and receive 5% bonus shares and all lower tier non-bonus share perks.

**$10,000 Perk: 10% Bonus Shares**

Invest $10,000 and receive 10% bonus shares and all lower tier non-bonus share perks.

**$20,000 Perk: 20% Bonus Shares and a CS-1X Kit shipped to you!**

Invest $20,000 and receive 10% bonus shares and a limited edition CS-1X Kit shipped with the first edition of FantomView AR software (the app will help you install the kit). All lower tier non-bonus share perks included as well!

<u>The 10% Bonus for StartEngine Shareholders</u>

Ryca Motors, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.30 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $230. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

*All perks occur when the offering is completed.*

## The Company and its Business

### Company Overview

Ryca Motors, Inc. was founded in 2010 by Ryan Rajeski and Casey Stevenson in Los Angeles, CA. Ryca Motors recently converted from a General Partnership to C-Corp. Our prototype of a modular cafe racer kit gained widespread notoriety in the motorcycle industry and provided enough capital through pre-order sales to allow us to launch our manufacturing business. We released several kits in various styles, each allowing DIY home builders to create a custom motorcycle in their garage with basic tools.

We are now focused on applying Augmented Reality (A/R) solutions to the specific problems we encountered as a manufacturer, retailer, and custom builder. Based on the success of our A/R prototype which makes it possible to outfit any motorcycle, ATV, or watercraft with lifelike virtual parts and accessories, we are developing a set of augmented reality tools known as FantomView™. It will be packaged as a tier-priced subscription model for the powersports industry. Our new product is currently in the protoype and development phase.

### Competitors and Industry

A few of the major OEMs have developed apps which allow users to customize CGI bikes with parts and accessories, modify paint colors, etc, but currently, the Company does not know of any companies in the powersports industry applying A/R to the extent we have shown with our prototype. Powersports includes motorcycles, ATVs, personal watercraft, and snowmobiles. Most of the A/R work in motorcycling has gone towards development of helmets, using the visor as a HUD. Within the wider automotive industry, the focus has been mostly on industrial and maintenance applications.

Future applications similar to ours would most likely come from the OEMs or from major parts manufacturers, but their apps would be specific to their brands and more narrow in scope. Our system can be deployed across all market segments - manufacturers, dealerships, retailers, repair shops, consumers, etc., - and not limited to specific brands or their customers.

*Current Stage and Roadmap*

We have developed a working A/R prototype and proof of concept based on real-world motorcycles and parts. Our pending patent addresses specific methods of optimizing the A/R initialization and tracking processes for motorcycles and ATVs. We are currently using A/R to design and prototype the 10th Anniversary edition of the motorcycle kit that launched our company (the CS-1 Cafe Racer). We are illustrating the massive potential of augmented reality with practical examples throughout the build process. We are currently in Phase 2 of our prototype which involves building out the backend and database to allow us to begin testing the SaaS product.

Our roadmap includes plans to research and develop the methods outlined in the patent, create data exchanges (backend development), establish an efficient 3D modelling pipeline, and leverage our existing dealer network, website, and customer base for a successful first product launch.

# The Team

## Officers and Directors

**Name:** Casey Stevenson

Casey Stevenson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer
  **Dates of Service:** January 01, 2020 - Present
  **Responsibilities:** Responsible for creating, planning, implementing, and integrating the strategic direction of the company. Makes major corporate decisions, managing the overall operations and resources, and acts as the main point of communication between the board of directors and corporate operations. At this time, Casey does not currently receive a salary and this will be contemplated at future stages of the company.

**Name:** Ryan Rajewski

Ryan Rajewski's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Operating Officer
  **Dates of Service:** January 01, 2020 - Present
  **Responsibilities:** Responsible for the day-to-day administrative and operational functions of the business. Oversees all manufacturing, ecommerce, and retail operations. At this time, Ryan does not currently receive a salary and this will be

contemplated at future stages of the company.

**Name:** Yohan Baillot

Yohan Baillot's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Technical Officer
  **Dates of Service:** January 01, 2020 - Present
  **Responsibilities:** Responsible for the management of the organization's research and development (R&D) as well as its technological needs. Manages the development and implementation of all AR initiatives. At this time, Yohan does not currently receive a salary and this will be contemplated at future stages of the company. Yohan works full-time for the company.

Other business experience in the past three years:

- **Employer:** ARCortex
  **Title:** CEO and Founder
  **Dates of Service:** January 01, 2016 - Present
  **Responsibilities:** Provides custom AR solution developments, de-risking and technical roadmap development to efficiently navigate the market and take advantage of this new technology.

## Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

*Uncertain Risk*
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor

regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

### Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

### Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

### The transferability of the Securities you are buying is limited

Any equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

### Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

### If the Company cannot raise sufficient funds it will not succeed

The Company, is offering equity in the amount of up to $1.07M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

### We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

### Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

### Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

### Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

### We are reliant on one main type of service
All of our current services are variants on one type of service, providing augmented reality-software. Our revenues are therefore dependent upon the market for

customers and businesses interested in augmented reality systems and related technology.

### Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

### Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our FantomView system. Delays or cost overruns in the development of our FantomView system and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

### Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

### You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

### Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

### This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

### Our new product could fail to achieve the sales projections we expected

It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

### We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

### We are an early stage company and have limited revenue and operating history

Since forming in 2010, Ryca Motor's revenues have been generated through our motorcycle kits, parts, and accessories sales. No revenue has been made thus far from FantomView or any other computer software, and there is no assurance that we will ever be profitable from this point on. If you are investing in this company, it's because you think that FantomView is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed.

### We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

### We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio.

Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

### *Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective*

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

### *The cost of enforcing our trademarks and copyrights could prevent us from enforcing them*

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

### *The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business*

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

### *Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time*

Our ability to sell product is dependent on outside government regulation such as the FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

### *We rely on third parties to provide services essential to the success of our business*

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

### *The Company is vulnerable to hackers and cyber-attacks*

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Ryca Motors or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Ryca Motors could harm our reputation and materially negatively impact our financial condition and business.

### *Product Liability Risk*

Manufacturing or design defects, unanticipated use of the Company's products, or inadequate disclosure of risks relating to the use of the products could lead to injury or other adverse events. These events could lead to recalls or safety alerts relating to its products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for its products. Personal injuries relating to the use of its products could also result in product liability claims being brought against the Company. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing its services can lead to injury or other adverse events.

## Ownership and Capital Structure; Rights of the Securities

### Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

| Stockholder Name | Number of Securities Owned | Type of Security Owned | Percentage |
|---|---|---|---|
| Casey Stevenson | 1,050,000 | Common Stock | 48.5 |
| Ryan Rajewski | 1,050,000 | Common Stock | 48.5 |

## The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 465,217 of Common Stock.

### *Common Stock*

The amount of security authorized is 4,000,000 with a total of 2,165,000 outstanding.

### *Voting Rights*

The Company shall determine the shareholders entitled to vote at any shareholders' meeting in accordance with bylaw provisions for record date, subject to Sections 702 through 704 of the California Corporations Code (concerning the voting of shares held by a fiduciary, a corporation, or joint owners). Except as otherwise provided by law or as otherwise provided in the Articles of Incorporation, each outstanding share shall be entitled to one vote on each matter submitted to a vote of the shareholders. The shareholders may vote by voice vote or by ballot, except that if any shareholder so demands before the voting begins, any election for directors must be by ballot. On any matter other than the election of directors, a shareholder may vote part of his or her shares in favor of the proposal and refrain from voting the remaining shares or vote them against the proposal. If a shareholder does not specify the number of shares being voted, it will be conclusively presumed that the shareholder's vote covers all shares which that shareholder is entitled to vote. If a quorum is present, the affirmative vote of a majority of the shares represented and voting, provided such affirmative vote also constitutes a majority of the number of shares required for a quorum, shall be the act of the shareholders unless the vote of a greater number or voting by classes is required by statute or by the Articles of Incorporation.

### *Material Rights*

### Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities,

(ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

RECORD DATE FOR DIVIDENDS AND DISTRIBUTIONS. For purposes of determining the shareholders entitled to receive payment of dividends or other distributions or allotment of rights, or entitled to exercise any rights in respect of any other lawful action (other than voting at and receiving notice of shareholders' meetings and giving written consent of the shareholders without a meeting), the Board of Directors may fix in advance a record date not more than 60 nor less than 10 days before the date of the dividend payment, distribution, allotment, or other action. If a record date is so fixed, only shareholders of record at the close of business on that date shall be entitled to receive the dividend, distribution, or allotment of rights, or to exercise the other rights, as the case may be, notwithstanding any transfer of any shares on the corporate books after the record date, except as otherwise provided by statute.

If the Board of Directors does not so fix a record date in advance, the record date for these purposes shall be at the close of business on the later of (a) the day on which the Board of Directors adopts the applicable resolution or (b) the 60th day before the date of the dividend payment, distribution, allotment of rights, or other action.

TRANSFER RESTRICTIONS; RIGHT OF FIRST REFUSAL. Transfers of shares of the corporation shall be made only on the books of the corporation by the holder of record thereof or by his legal representative, who shall furnish proper evidence of succession, assignment, or authority to transfer, or by his or her attorney thereto authorized by power of attorney duly executed and filed with the secretary of the corporation. The person in whose name shares stand on the books of the corporation shall be deemed the owner thereof for all purposes as regards the corporation. The shares shall be subject to a right of first refusal pursuant to the terms of the shareholder's stock purchase agreement.

## What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

## Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

## Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  **Type of security sold:** Equity
  **Final amount sold:** $0.00
  **Number of Securities Sold:** 2,165,000
  **Use of proceeds:** These were shares issued upon incorporation for consideration

for previous assets, IP, bank balance, etc, transferred from partnership.
**Date:** April 29, 2020
**Offering exemption relied upon:** Section 4(a)(2)

# Financial Condition and Results of Operations

## Financial Condition

*You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.*

## Results of Operations

**Circumstances which led** to the performance of financial statements:

The discussion here relates to the financial statemnets of Ryca Motors as a General Partnership, the company converted to a C-Corp in 2020.

<u>Year ended December 31, 2019 compared to year ended December 31, 2018</u>

*Revenue*

Revenue for fiscal year 2019 was $162,337, about flat compared to fiscal year 2018 revenue of $362,050. In 2018 and 2019, the largest percentage of our revenues came from our motorcycle kit sales. Our flagship products are kits designed specifically for the Suzuki S40/Boulevard (previously known as the Suzuki Savage). Typically, our customers source a used "donor bike" for their project. For multiple reasons, the availability of Suzuki S40s on the used market has sharply declined in recent years. We believe new sales of the Suzuki S40 also experienced a decline, as Suzuki abruptly discontinued the model in 2019 after over 30 years in production. This negatively affected our customer's ability to find donor bikes, and thus, our revenues in 2019 compared to 2018 and previous years.

*Cost of Sales & Gross Margins*

Cost of sales in 2019 was $66,851, a decrease from costs of $177,378 in fiscal year 2018. Net incomes were reduced in 2019 compared with 2018 due to expenses related to our investments in augmented reality R&D. This included 1) The development of a fully API-integrated eCommerce site with access to 100k+ parts and accessories which will serve as a test case for future product launches, 2) AR prototype planning and development, 3)Patent filings, and 4) Related professional service fees. 2019 gross profit decreased by $89,186 over 2018 gross profit.

*Expenses*

The Company's expenses consist of, among other things, advertising and marketing, general and administrative expenses, and research and development. Expenses in 2019 decreased from 2018.

The focus of the founders' attention was shifted to these new AR initiatives for the benefit of the company's long-term success. While we plan on shifting our business model to SaaS, we will maintain certain aspects of our existing manufacturing and retail operations, as they relate directly to our software offerings and are compatible with our new business model.

**Historical results and cash flows:**

While we may continue to sell motorcycle kits, parts, and accessories through our existing channels, Ryca Motors is transitioning from primarily a manufacturing company to primarily a software company. Therefore, historical results do not reflect future cash flows.

## Liquidity and Capital Resources

**What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)**

Cash flow continues to come from sales of leftover physical inventory and dropshipped parts sales from our eCommerce site. Equipment used in our previous manufacturing operations can quickly be sold if we choose to discontinue kit sales. Additional cash on hand is available from the company's founders as 0% APR loans. Although we will not be able to access our previous lines of credit due to converting from General Partnership to C-Corp, our new business model will not have the inventory and overhead requirements of our previous manufacturing company.

**How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)**

The funds from this campaign will potentially provide all the capital required to take us through the R&D phase and first product launch of FantomView without relying on revenues from motorcycle kit sales or other manufacturing activities which, at this stage, would only distract from our primary objective of software development.

**Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)**

Ryca Motors intends to proceed with all of the activities outlined in this offering, from R&D through launch of it's A/R product, with or without the funds from the campaign. However, the A/R landscape and market is rapidly developing, and with the funds we can quickly position ourselves as the leader in augmented reality solutions for the powersports industry.

**How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?**

If we raise our minimum funding goal, company operations can be sustained indefinitely with existing parts sales and motorcycle kit manufacturing (we can extend the new CS-1X kit production beyond fulfilling campaign perk obligations). However, the A/R initiatives will be limited to marketing and minor improvements to the prototype, lasting approximately 6 months.

**How long will you be able to operate the company if you raise your maximum funding goal?**

If we raise our maximum funding goal, the funds will take us through the R&D phase (developing ideas in the patent, creating data exchanges, and establishing a modeling pipeline), and into the first product launch of FantomView (establishing a repeatable and scalable subscription sales model), a timeline of approximately 1 to 2 years. A maximum campaign raise allows the most efficient path to market of our A/R products, using our existing kits and parts business to support the A/R initiatives, without relying on them for revenue.

**Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)**

We will continually seek out sources of capital of the type and in the amounts most beneficial to Ryca Motors, including capital contributions, lines of credit, and future capital raises.

## Indebtedness

The Company does not have any material terms of indebtedness.

## Related Party Transactions

The Company has not conducted any related party transactions

## Valuation

**Pre-Money Valuation:** $4,979,500.00

**Valuation Details:**

We determined our pre-money valuation based on multiple factors:

Ryca Motors has over a decade of experience in the powersports industry as a manufacturer, retailer, and custom builder. We have extensive contacts within the industry, and our existing business and customer base will serve as a test case for development of our A/R products.

We have a working A/R prototype. Our proof-of-concepts were based on real-world examples with multiple models of motorcycles.

We own multiple trademarks and domain names, and have filed a provisional patent which makes broad claims protecting the application and specific methods for optimizing A/R for motorcycles and ATVs.

We have existing inventory, product lines, and sources of revenue.

We have a trusted brand, dealer network, and thousands of existing customers.

We have Industry recognition from:

- Suzuki Corporate - Suzuki displayed our CS-1 Cafe Racer at their annual dealer meeting. Based on positive feedback, they invited us to be part of their display at the International Motorcycle Show, featuring our bike alongside their other models.

- Clymer Repair Manuals - Clymer used our RR-1 Bobber for the cover of their Suzuki S40/Boulevard repair manual.

- The Motorcycle Industry Council - The MIC commissioned a CS-1 Cafe Racer to be built for display in the lobby of their corporate headquarters.

We have an API-integrated ecommerce site and access to 100k+ parts from the leading powersports distributors as an official dealer.

The market we are targeting has global annual revenues in the multi-billion dollar range. Worldwide spending on AR/VR products and services is growing at over 70%.

Our team has extensive experience and contacts in both the powersports industry and the field of augmented reality. All members have successfully started and operated their own companies.

We believe we are well positioned to establish the industry standard for A/R technology in powersports.

In summary, we believe that our valuation accurately reflects our company's key components: company history and contacts, working prototype, intellectual property, existing products and revenue, industry recognition, target markets, and experience of our team. The company set its valuation internally, without a formal third-party independent valuation.

## Use of Proceeds

If we raise the Target Offering Amount of $9,998.10 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  96.5%
  At the minimum funding level, we will create a 3D catalog of some of the most popular motorcycle parts and accessories, and launch a limited pilot program with local manufacturers.

If we raise the over allotment amount of $1,069,999.10, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  3.5%
  Digital marketing, case studies, and white papers targeted to retailers, manufacturers, and dealerships in the powersports industry. Trade shows.

- *Research & Development*
  58.0%
  Engineering and computer vision. Patent applications. Research and develop methods outlined in patent, refine prototype, create data exchanges (backend development), establish pilot program & create modeling pipeline, subsidize initial models for 3D catalog, launch first SaaS product with eyewear support.

- *Operations*
  30.0%
  Rent, sales overhead, utilities, packing supplies, ecommerce maintenance, insurance, professional services.

- *Inventory*
  5.0%
  Inventory for initial limited production run of CS-1X motorcycle kits packaged with Fantomview app.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

# Regulatory Information

## Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

## Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

## Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at rycamotors.com (www.rycamotors.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

## Updates

Updates on the status of this Offering may be found at: www.startengine.com/ryca-motors

## Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Ryca Motors, Inc.

*[See attached]*

# RYCA MOTORS

## FINANCIAL STATEMENTS
## YEAR ENDED DECEMBER 31, 2019 AND 2018
## *(Unaudited)*

*(Expressed in United States Dollars)*

**INDEX TO FINANCIAL STATEMENTS**

(UNAUDITED)

**INDEPENDENT ACCOUNTANT'S REVIEW REPORT**

To the Board of Managers of
RYCA Motors
Los Angeles, California

We have reviewed the accompanying financial statements of RYCA Motors (the "Company,"), which comprise the balance sheet as of December 31, 2019 and December 31, 2018, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2019 and December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

*SetApart FS*

October 26, 2020
Los Angeles, California

**RYCA MOTORS**
**BALANCE SHEET**
**(UNAUDITED)**

| As of December 31, | | 2019 | | 2018 |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| **ASSETS** | | | | |
| Current Assets: | | | | |
| Cash & cash equivalents | $ | 10,000 | $ | 10,000 |
| Inventory | | 61,727 | | 170,225 |
| **Total current assets** | | **71,727** | | **180,225** |
| | | | | |
| Property and equipment, net | | 1,203 | | 1,703 |
| **Total assets** | $ | **72,930** | $ | **181,928** |
| | | | | |
| **LIABILITIES AND MEMBERS' EQUITY** | | | | |
| | | | | |
| **Total liabilities** | | - | | - |
| | | | | |
| **MEMBERS' EQUITY** | | | | |
| Members Equity | | 72,930 | | 181,928 |
| **Total members' equity** | | **72,930** | | **181,928** |
| | | | | |
| **Total liabilities and members' equity** | $ | **72,930** | $ | **181,928** |

*See accompanying notes to financial statements.*

**RYCA MOTORS**
**STATEMENTS OF OPERATIONS**
**(UNAUDITED)**

| **For Fiscal Year Ended December 31,** | | **2019** | | **2018** |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| Net revenue | $ | 162,337 | $ | 362,050 |
| Cost of goods sold | | 66,851 | | 177,378 |
| Gross profit | | 95,486 | | 184,672 |
| | | | | |
| Operating expenses | | | | |
| General and administrative | | 65,170 | | 72,110 |
| Sales and marketing | | 6,816 | | 15,047 |
| Total operating expenses | | 71,986 | | 87,157 |
| | | | | |
| Operating income/(loss) | | 23,500 | | 97,515 |
| | | | | |
| Interest expense | | - | | - |
| Other Loss/(Income) | | - | | - |
| Income/(Loss) before provision for income taxes | | 23,500 | | 97,515 |
| Provision/(Benefit) for income taxes | | - | | - |
| | | | | |
| **Net income/(Net Loss)** | **$** | **23,500** | **$** | **97,515** |

*See accompanying notes to financial statements.*

- 3 -

**For Fiscal Year Ended December 31, 2019 and 2018**

| (in thousands, $US) | Members' Equity |
| --- | --- |
| **Balance—December 31, 2017** | $ 273,336 |
| Net income/(loss) | 97,515 |
| Distribution | (188,923) |
| **Balance—December 31, 2018** | $ 181,928 |
| Net income/(loss) | 23,500 |
| Distribution | (132,498) |
| **Balance—December 31, 2019** | $ 72,930 |

*See accompanying notes to financial statements.*

**RYCA MOTORS**
**STATEMENTS OF CASH FLOWS**
**(UNAUDITED)**

| **For Fiscal Year Ended December 31,** | | **2019** | | **2018** |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| **CASH FLOW FROM OPERATING ACTIVITIES** | | | | |
| Net income/(loss) | $ | 23,500 | $ | 97,515 |
| *Adjustments to reconcile net income to net cash provided/(used) by operating activities:* | | | | |
| Depreciation | | 500 | | 500 |
| Changes in operating assets and liabilities: | | | | |
| Inventory | | 108,498 | | 90,908 |
| **Net cash provided/(used) by operating activities** | | **132,498** | | **188,923** |
| | | | | |
| **CASH FLOW FROM INVESTING ACTIVITIES** | | | | |
| Purchases of property and equipment | | - | | - |
| **Net cash provided/(used) in investing activities** | | - | | - |
| | | | | |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | | | |
| Contribution/(Distribution) | | (132,498) | | (188,923) |
| **Net cash provided/(used) by financing activities** | | **(132,498)** | | **(188,923)** |
| | | | | |
| Change in cash | | - | | - |
| Cash—beginning of year | | 10,000 | | 10,000 |
| **Cash—end of year** | **$** | **10,000** | **$** | **10,000** |
| | | | | |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | | | | |
| Cash paid during the year for interest | $ | - | $ | - |
| Cash paid during the year for income taxes | $ | - | $ | - |
| | | | | |
| **OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES** | | | | |
| Purchase of property and equipment not yet paid for | $ | - | $ | - |
| Conversion of debt into equity | $ | - | $ | - |

*See accompanying notes to financial statements.*

*All amounts in these Notes are expressed in thousands of United States dollars ("$" or "US$"), unless otherwise indicated.*

## 1.   SUMMARY

RYCA Motors was formed on November 1, 2010 ("Inception") in the State of California. The financial statements of RYCA Motors (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, California.

Our prototype of a modular cafe racer kit gained widespread notoriety in the motorcycle industry and provided enough capital through pre-order sales to allow us to launch our manufacturing business. We released several kits in various styles, each allowing DIY home builders to create a custom motorcycle in their garage with basic tools.

We are now focused on applying Augmented Reality (A/R) solutions to the specific problems we encountered as a manufacturer, retailer, and custom builder. Based on the success of our A/R prototype which makes it possible to outfit any motorcycle, ATV, or watercraft with lifelike virtual parts and accessories, we are developing a set of augmented reality tools known as FantomView™. It will be packaged as a tier-priced subscription model for the powersports industry.

## 2.   SIGNIFICANT ACCOUNTING POLICIES

**Basis of Presentation**

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

**Use of Estimates**

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash and Cash Equivalents**

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

**Property and Equipment**

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

| Category | Useful Life |
|---|---|
| Equipment | 5 years |

**Impairment of Long-lived Assets**

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

**Income Taxes**

The Company is taxed as a general partnership. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the partners are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has filed all its tax returns from inception through December 31, 2018, and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

**Concentration of Credit Risk**

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

**Revenue Recognition**

The Company will recognize revenues from the sale of its products when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

**Fair Value of Financial Instruments**

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

*Level 1*—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

*Level 2*—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

*Level 3*—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

**Subsequent Events**

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through October 26, 2020, which is the date the financial statements were issued.

**Recently Issued and Adopted Accounting Pronouncements**

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

## 3.    PROPERTY AND EQUIPMENT

As of December 31, 2019, property and equipment consists of:

| As of Year Ended December 31, | 2019 | 2018 |
|---|---|---|
| Equipment | $        11,000 | $        11,000 |
| **Property and Equipment, at Cost** | **11,000** | **11,000** |
| Accumulated depreciation | (9,797) | (9,297) |
| **Property and Equipment, Net** | **$        1,203** | **$        1,703** |

Depreciation expense for property and equipment for the fiscal year ended December 31, 2019 and December 31, 2018 was $500  and $500 respectively.

## 4.    DEBT

The company had no debt as of December 31, 2019.

## 5.    RELATED PARTY

There are no related party transactions.

## 6.    COMMITMENTS AND CONTINGENCIES

**Operating Leases**

On October 25, 2019, the company renewed its Industrial lease/Multi-Tenant agreement with McLellan Estate Co for an office space. The lease will be month to month starting November 1, 2019. The monthly rent is $2,304. Rent expense was in the amount of $23,040 as of December 31, 2019.

**Contingencies**

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

**Litigation and Claims**

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

## 7.    MEMBERS' EQUITY

The ownership percentages of the partners as of December 31,2019 are as follows:

| Members' Name | Ownership |
|---|---|
| Casey Stevenson | 50.00% |
| Ryan Rajewski | 50.00% |

## 8.    SUBSEQUENT EVENTS

The Company has evaluated subsequent events through October 26, 2020, the date the financial statements were available to be issued.

Conversion to C Corporation

On January April 29, 2020 RYCA Motors converted to RYCA Motors, Inc, a California Corporation. The company is authorized to issue 4,000,000 shares of common stock at no  par value. As of June 22, 2020, 2,100,000 shares of common stock are issued and outstanding.

The company is currently raising money through a Reg CF campaign on StartEngine Capital, LLC, and will be extending its offering maximum to $1.07 million.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

*[See attached]*



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# Ryca Motors, Inc.

Customize Motorcycles with AR



Welcome to the Future
Custom Bikes Meet Augmented Reality
RYCA



Website · Santa Fe Springs, CA

TECHNOLOGY · TRANSPORTATION

Ryca Motors has spent years producing and selling custom parts for motorcycles and other powersports equipment. Now they're turning to Augmented Reality in order to allow users to customize their vehicles and 'try everything on' before they buy.

**$92,587** raised

| | |
|---|---|
| 263<br>Investors | $4.98M<br>Valuation |
| $2.30<br>Price per Share | $115.00<br>Min. Investment |
| Common<br>Shares Offered | Equity<br>Offering Type |
| $1.07M<br>Offering Max | 2<br>Days Left |

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

*This Reg CF offering is made available through StartEngine Capital, LLC.*

Overview | Team | Terms | Updates 16 | Comments | Follow

# Reasons to Invest

- Ryca's patent pending technology is implementing AR into the industry in a way never before seen
- The US motorcycle industry rakes in $28B per year at a 30% profit margin on parts and accessories - our disruptive technology will only make customization easier
- A team with a history in the industry bringing proven tech into the mix that has been featured in Jay Leno's Garage, LA Times, & Popular Mechanics

## Bonus Rewards

Get rewarded for investing more into Ryca Motors, Inc.

**$115+**

**Investment**

### StartEngine Owner's Bonus

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this progra please see the Offering Summary section below.

# "Finally you can try before you buy your parts and accessories."



*Our AR technology is still in the development stage and is not yet available to the public*

**THE PROBLEM**

## More and more motorcyclists have taken to customization lately, but finding parts that work together can be a massive challenge

We believe that no trend in motorcycling has been bigger than the concept of customization. Now, even the major OEMs design and market their bikes as a platform for endless personalization.

But with all of this customization and creativity comes a problem: With thousands of parts made by hundreds of manufacturers, how are buyers supposed to find the correct specs for their bikes, and make sure they all work together?



" With so many
manufacturers and
standards for parts,

---

### $250+
Investment

**Ryca Apparel**

Invest $250 and receive a Ryca Mo
hat and poster.

### $500+
Investment

**Exclusive Motorcycle Jacket and Investor Club**

Invest $500 and enter a raffle for a
Highway 21 "Gasser" Motorcycle Ja
and join the Investor Club, this inc
voting on features of the FantomVi
App, an exclusive newsletter and
content, and founder Q&As. Lower
perks also included.

### $1,000+
Investment

**Early App Access Bluetooth Helmet Raffle**

Invest $1,000 and get early access
FantomView AR app and enter a ra
for a SENA Momentum Bluetooth-
Integrated Helmet. Lower tier perk
included.

### $2,000+
Investment

**2% Bonus Shares**

Invest $2,000 and receive 2% bonu
shares and all lower tier non-bonu
share perks.

### $5,000+
Investment

**5% Bonus Shares**



**how are buyers supposed to find the correct specs for their bikes, and make sure they all work together?**

Motorcyclists love to customize their bikes. When shopping online, they ask themselves the following questions:

1. Will the parts fit my bike? (Fitment guides are inaccurate and incomplete. It's up to the rider to figure out if parts will fit their specific make and model.)
2. Will the parts work together? (Aftermarket parts from different brands can often interfere with each other.)
3. Can I install the parts myself? (Most motorcyclists like to work on their own bikes, but online installation instructions can be difficult to find and confusing.)
4. Will the parts look good? (Style is important, but it's hard to know how everything will look in real life.)



THE SOLUTION

## Augmented Reality lets riders test out customization at home

Using AR, customers can check out the fit of any number of parts and accessories

Invest $5,000 and receive 5% bonu shares and all lower tier non-bonu share perks.

**$10,000+**

**Investment**

**10% Bonus Shares**

Invest $10,000 and receive 10% bo shares and all lower tier non-bonu share perks.

**$20,000+**

**Investment**

**20% Bonus Shares and a CS-1X Kit shipped to you!**

Invest $20,000 and receive 10% bo shares and a limited edition CS-1X shipped with the first edition of FantomView AR software (the app help you install the kit). All lower ti non-bonus share perks included a

Using AR, customers can check out the fit of any number of parts and accessories on their motorcycle, ATV, or watercraft. We are changing the game — no longer will you need to be guessing and speculating about how your purchases will work with your vehicle, now it's all laid out in front of you.



Test out different color and finish options in real time.



See exploded views and installation instructions.



Use x-ray vision to detect clearance issues.

Our AR technology is still in the development stage and is not yet available to the public.

Not only do we take the guesswork out of the buying experience, but retailers will also be able to reduce their return-rate due to fitment issues, dealerships can create unbelievably innovative showroom displays, and service shops can access 3D installation guides for repair and maintenance.

THE MARKET

# $28B in annual domestic revenue

The US motorcycle industry has around 7K establishments and rakes in $28B per year at a 30% profit margin on parts and accessories.

There's also an intensely loyal and enthusiastic customer base of motorcyclists, many of whom are life-long members of a tight-knit community. With 25M riders in the U.S. and over 13M motorcycles owned across the country, they spend an average of $500 per year on parts and accessories.

We know that many of them have run into the frustration of shopping for their parts online and only realizing they bought the wrong item after installing it on their bike.



## U.S. Motorcycle Industry

### $28 Billion per year

**25** Million Riders
**13** Million Motorcycles



25M is conservative estimate based on Ryca Motors internal calculation of: 14% of the adult population in the United States (209M) = 29M motorcycle owners.

Gartner Says 100 Million consumers will shop in augmented reality by 2020. As AR begins to integrate more and more into daily life, we believe the motorcycle will be one of the perfect industries fit for wide-scale AR adoption.

OUR TRACTION

# We are pivoting from a traditional

## manufacturer/retailer to focus on the cutting edge of AR

Since scaling down our traditional kits, parts, and accessories business, we have gone all in on AR. So far we have successfully developed a working prototype, as well as a proof of concept, all based on real-world motorcycles and parts.

We have a patent pending on our specific methods of optimizing the AR initialization and tracking processes for motorcycles and ATVs.



☑ Working prototype    ☑ Proof of concept






Our AR technology is still in the development stage and is not yet available to the public.

## National Attention

Jay Leno's Garage, Popular Mechanics, LA Times



Los Angeles Times

BUSINES

SATURDAY, MARCH 24, 2012 • LATIMES.COM/BUSINES

founders Ryan Rajewski, left, and Casey Stevenson, center, with Rob Schnabel in their
uilt from a single-cylinder workhorse that is out of sync with modern aesthetics.

MOTORCYCLES

**Do-it-yourself Cinderella bike is a bit of magic**

Some Assembly Worth It

WHAT WE DO

## FantomView puts virtual parts and accessories in the hands of every user



Our AR technology is still in the development stage and is not yet available to the public.

We have developed FantomView, a set of AR tools that allow users to outfit their vehicles with lifelike parts and accessories, all up to their own creativity and specifications. FantomView is currently in development and not available to the public.

Parts snap into place — no manual adjustment — and can be viewed from any angle. Color and finish options can be selected on a whim for a whole new level of interaction.

With the funds from this raise, we plan on creating a design tool for manufacturers to create and upload parts into a 3D catalog, create a database of models, and build a recommendation engine to easily find compatible parts.



ay that
not.”
he New York Times

## THE BUSINESS MODEL

# SaaS with tiered pricing and add-ons



Retailers can use FantomView for sales and marketing



Manufacturers can use it for design and prototyping



Dealerships can use it to create amazing showroom displays.

Our AR technology is still in the development stage and is not yet available to the public.

Our customers (dealerships, retailers, and manufacturers) will purchase subscriptions to our software in order to improve their own customer experience, boost their power to create engaging sales experiences like demos and showcases.

Customers will receive product demos or free trials, onboarding, and help with 3D design.

Our pricing model depends on the numbers of models, features and add-on services. End-users can download our freemium app and pay for upgrades.

**Marketing**    **Sales**    **Service**

Starter    Professional    Enterprise

### Packages

- 360° Product Spins
- Exploded Views
- X-Ray Vision
- Eyewear Support
- Tech Support
- ⊞ Add-Ons
- ⊞ Premium Services

- ☐ American V-Twin
- ☐ Eyewear Offroad
- ☐ Touring
- ☐ Watercraft
- ☐ Metric Cruiser
- ☐ Adventure Bike
- ☐ Scooter
- ☐ ATV/UTV

## Vehicle Models Included

### BMW R1200GS

Harley Sportster Iron 883

Ducati Multistrada Enduro

Indian Scout Sixty

KTM 1190 Adventure



Pricing is subject to change depending on motorcycle & selected features.

HOW WE ARE DIFFERENT

# We believe that nobody is applying AR to the powersports industry to the same extent as us



## Customize Your Whole Bike

Not just your helmet

Not just your helmet
or paint colors.

Our AR technology is still in the development stage and is not yet available to the public.

Ryca Motors spent a decade in the industry as a manufacturer, customer builder, and retailer, so we know our client-base inside and out, and we are developing tools that we know will make their lives better.

We already have an API-integrated commerce site and access to 100K+ parts through a partnership with WPS, the leading powersports distributor.

Most of our existing competition in the industry is focused on things like the development of helmets, or modify paint colors. We take things much further by giving users complete control over their experience.

### THE VISION

## Use crowdfunding to power additional R&D and increased product offerings


Classic > All Parts > Seat

Our AR technology is still in the development stage and is not yet available to the public.

With funds from our StartEngine campaign, we will:

1. Research and develop the methods outlined in the patent which optimize A/R for motorcycles and ATVs.
2. Establish a pilot program for manufacturers & create an efficient 3D modeling pipeline.

3. Subsidize the initial 3D models needed for the parts catalog.
4. Develop and launch the MVP with eyewear support.
5. Develop and launch the first version of FantomView with eyewear support, leveraging our existing dealer network, website, and customer base for a successful product launch.

Our trailblazing innovations in the motorcycle industry set the standard for customizable kits, and we believe we can do the same with our AR products. Eventually, we can extend our business model to include hands-free applications for riding and navigation to coincide with rapidly developing AR glasses tech.



Our AR technology is still in the development stage and is not yet available to the public.

OUR TEAM

# From old-school to new-school, bringing years of expertise

Rather than betting on a company bringing tech into a completely foreign space, we believe our roots within this industry give us a massive leg up.

Our CEO, Casey Stevenson, is a former NASA mission designer, musician, and Biomedical Engineer pursuing his love of AR, robotics, and, of course, motorcycles.

Ryan Rajewski co founded Ryca Motors with Casey in 2010, and helped grow the company into one of the largest motorcycle kit manufacturer. He comes from a background in custom automotive and motorcycle fabrication.



## Bring AR capabilities to customization

We believe it's only a matter of time before the advancing tech of AR comes into play in a major way in the customization of powersports vehicles.

And thanks to our years of experience within the industry, as well as our stellar product, we believe we will be able to leverage our industry knowledge and relationships to make the marriage between AR and powersports a reality.



## With our $20k perk you can get a limited edition RYCA Kit



### Kit Includes

Triple-Chromed Fuel Tank
Shotgun-Style Ram Intake
Upholstered Cafe Racer Seat
Rearset Bracket & Footpegs
Clip-on Handlebars
Stainless Shorty Muffler
Wheels, Spokes, & Tires
Notched Swingarm
Custom Chain Guard
Digital Speedo & Bracket
Battery Box Assembly
Aluminum Side Covers
LED Tail Light / Turn Signals
13" Shocks
Linkage & Hardware Kit

*All perks occur when the offering is completed. Please refer to our Form C for further details related to this perk.

## In the Press

POPULAR MECHANICS    Los Angeles Times    JAY LENO'S GARAGE    CRUISER    The New York Times    Motorcyclist

SHOW MORE

## Meet Our Team











## Casey Stevenson
Co-Founder and CEO

*After college, Casey worked at NASA designing microgravity experiments for Space Shuttle mission STS-95: John Glenn's return to space. Afterwards, he moved to Los Angeles to join a rock band. He met Ryan in 2002 through their shared interests in music production, and they've been working on innovative projects ever since. In 2010, he left his job as an I.T. manager to pursue interests in AR, robotics, and motorcycles. His design for a modular motorcycle kit received international acclaim and became Ryca's first success: The CS-1 Café Racer.*



## Ryan Rajewski
Co-Founder and COO

*Ryan built his first car at the age of 14, cementing his lifetime obsession with all things automotive. In college, he studied automotive technology, engineering, and digital media, and has since pursued a lifetime of motorcycle and auto-related careers. Prior to co-founding Ryca, he ran his own custom fabrication shop and was a cast member of the television production of "Ultimate Green Machine". He has now expanded his love of vehicles into the world of Augmented Reality, helping to develop the first versions of Ryca's AR technology.*



## Yohan Baillot
CTO

*Yohan is a pioneer in the field of Augmented Reality, with 25 years of experience in ground-breaking R&D. He developed AR vehicle systems for the US Army, deployed an AR assembly system for F35 fighter pilots, and developed one of the first visual-inertial hybrid tracking systems. He is the founder of the ARForum and was the general chair of the International Symposium on Mixed and Augmented Reality in Washington D.C. He is the author of over 30 publications with 6 published patents and a member of the IEEE Computer Society. Yohan works full-time for Ryca Motors and also has a private consulting business.*



## Offering Summary

| | |
|---:|:---|
| **Company** : | Ryca Motors, Inc. |
| **Corporate Address** : | 8044 Sorensen Ave, Santa Fe Springs, CA 90670 |
| **Offering Minimum** : | $9,998.10 |
| **Offering Maximum** : | $1,069,999.1 |
| **Minimum Investment Amount (per investor)** : | $115.00 |

## Terms

| | |
|---:|:---|
| **Offering Type** : | Equity |
| **Security Name** : | Common Stock |
| **Minimum Number of Shares Offered** : | 4,347 |
| **Maximum Number of Shares Offered** : | 465,217 |
| **Price per Share** : | $2.30 |

<p style="text-align:center"><strong>Pre-Money Valuation</strong> : $4,979,500.00</p>

<p style="text-align:center"><strong><u>Voting Rights of Securities Sold in this Offering</u></strong></p>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

<p style="text-align:center"><strong><u>Investment Incentives and Bonuses*</u></strong></p>

**Time-Based:**

**Friends and Family Early Birds**

Invest within the first 72 hours and receive 20% bonus shares

**Super Early Bird Bonus**

Invest within the first week and receive 15% bonus shares

**Early Bird Bonus**

Invest within the first two weeks and receive an additional 10% bonus shares

**Amount-Based:**

**$250 Perk: RYCA Apparel**

Invest $250 and receive a Ryca Motors hat and poster.

**$500 Perk: Exclusive Motorcycle Jacket and Investor Club**

Invest $500 and enter a raffle for a Highway 21 "Gasser" Motorcycle Jacket and join the Investor Club, this includes: voting on features of the FantomView App, an exclusive newsletter and content, and founder Q&As. Lower tier perks also included.

**$1,000 Perk: Early App Access Bluetooth Helmet Raffle**

Invest $1,000 and get early access to the FantomView AR app and enter a raffle for a SENA Momentum Bluetooth-Integrated Helmet. Lower tier perks included.

**$2,000 Perk: 2% Bonus Shares**

Invest $2,000 and receive 2% bonus shares and all lower tier non-bonus share perks.

**$5,000 Perk: 5% Bonus Shares**

Invest $5,000 and receive 5% bonus shares and all lower tier non-bonus share perks.

**$10,000 Perk: 10% Bonus Shares**

Invest $10,000 and receive 10% bonus shares and all lower tier non-bonus share perks.

**$20,000 Perk: 20% Bonus Shares and a CS-1X Kit shipped to you!**

Invest $20,000 and receive 10% bonus shares and a limited edition CS-1X Kit shipped with the first edition of FantomView AR software (the app will help you install the kit). All lower tier non-bonus share perks included as well!

<p style="text-align:center"><strong><u>The 10% Bonus for StartEngine Shareholders</u></strong></p>

Ryca Motors, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.30 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $230. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

*All perks occur when the offering is completed.*

## Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

---

Offering Details

Form C Filings

**SHOW MORE**

---

## Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

---

## Updates

### Notice of Funds Disbursement

11 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Ryca Motors, Inc. has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Ryca Motors, Inc. be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

## Car Interior Prototype | Investor Poll Results

14 days ago

This week, we want to show you a quick prototype of a car interior application. With AR, different color and finish options can be viewed in real-time while walking around, or even sitting in the car. This could be useful for upholstery shops or even car dealers who might not have all of the options available to see in person.



Car Interior Customizer Prototype - FantomView ...
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Thanks to everyone who took the investor's poll last week. Here are the results:



Should Ryca expand its AR platform to include applications beyond motorcycles / powersports?
47.5%
10%
42.5%
YES. Focus on automotive (cars, trucks, SUVs) along with motorcycles.
YES. Consider ALL vehicles that can be customized with AR (including boats, RVs, campers, etc).
NO. Ryca should limit their platform to motorcycles / powersports.

We'll be back next week with another update. **Please share our campaign with your network so we can hit the $100k mark!**

## Successful Prototype Completed: Wheel & Tire Customizer for Cars 



21 days ago

Our wheel configurator turned out great, and we want to show you the initial results of the first prototype. In the video, you can see how a 3-piece custom wheel set can be configured in real-time while walking around a vehicle:



FantomView AR Wheel Configurator Prototype
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Since you can get a real sense of how all of the options effect the look of your car without taking the wheels off, anyone will be able to use the app on their own car while shopping online. As noted before, the market for custom aftermarket wheels and tires alone is over $4 billion. (Source: SEMA)

**Ryca investors: watch for an email this week with the subject "Ryca Motors Survey". We want to know if you would like to see us expand our AR platform to include the wider automotive industry. Talk to you soon!**

## Does FantomView Work with Cars? YES ☐✔

27 days ago

Many of you have asked if our FantomView app will work with cars, and the answer is YES. We thought a wheel-configurator would be a great application for Vehicles + AR, so we've been working on a prototype based on a Chevy Volt. We can get to the more exotic cars later ;)

The idea is to build an AR configurator for a 3-piece wheel set, with options like size, width, offset, finish, etc being customizable within the FantomView app.



For the initial test, we wanted to see how well we could track the vehicle and place a simple one-piece wheel in the correct location. Here's the car with it's stock wheels, along with a virtual interior just for fun.





Chevy Volt Wheel / Interior Test

Here's the car with the test wheels installed. There's no real-time light estimation / shadows applied yet, and the finishes aren't very realistic, but overall pretty good:



Chevy Volt Wheel / Interior Test

Screenshot of us using the app:



The next steps are to make a customizable 3-piece wheel set and create some controls for re-sizing, etc. Of course the user interface is very basic for now. But it's a good start for a car-related demo.

Expanding our AR tools to include autos could make a lot of sense. The market for custom aftermarket wheels and tires alone is over $4 billion. (Source: SEMA)

Let us know what you think in the comments. We'll be back soon with another update, and some videos of our wheel configurator in action! 

## Notice of Funds Disbursement

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Ryca Motors, Inc. has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Ryca Motors, Inc. be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

## CS-1X Test Ride  | Motorcycle Industry News 

about 1 month ago

We took the CS-1X out for a test ride!


Taking the CS-1X for a spin
Watch later
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Motorcycle News

Powersports sales are up across the board, with an increase of 22% for parts sales and 32% for vehicle unit sales over this time last year. As dealerships face inventory shortages and adapt to new ways of doing business, we believe AR will be a game-changing tool for early adopters.


DEALER FINANCIAL SNAPSHOT
NORTHWEST
-7.7% Parts Department
-0.3% Service Department
33% Major Units
27.4% Overall
MIDWEST
16.6% Parts Department
8.5% Service Department
NORTHEAST
34.4% Parts Department
4.6% Service Department
33.2% Major Units
29.6% Overall



▲29.6% Overall
WEST
▲27.3% Parts Department
▲8.4% Service Department
▲31.8% Major Units
▲29.1% Overall
SOUTH
▲30.7% Parts Department
▲12.8% Service Department
▲32.4% Major Units
▲30% Overall
UNITED STATES
▲22.4% Parts Department
▲8.5% Service Department
▲32.6% Major Units
▲29.5% Overall

Source: PowerSports Business

What if dealers could show their customers all of the options that are available to them while shopping for a new bike, presented right on the showroom floor, without needing a full inventory of vehicles and parts? That's the Future of Motorcycles + AR.

 **SHARE ON FACEBOOK**

## Featured on RideApart: "With manufacturers relying more on tech in the face of COVID-19, RYCA is staying ahead of the curve."

about 2 months ago

*"With manufacturers like Harley-Davidson and Royal Enfield relying more and more on technology in the face of COVID-19, it seems like RYCA is staying ahead of the café racer and technology curve with the CS-1X and FantomView."* Read more...



ARTICLES HOW TO GEAR BUYING GUIDES
RideApart
From crusty...
...to cool.



### Augmented Reality for Retail

With FantomView, retailers can offer their customers a way to experience parts and accessories on their own bikes, in a way that's much more "real" than using an online configurator. As noted previously, AR drives an extraordinary 11-times sales uplift for ecommerce according to Houzz's CEO (source). Revzilla, one of the largest motorcycle parts sites, posted a first-person account of challenges faced by online shoppers. Here are some key points:

- With some "universal" parts, you have to take a lot of responsibility for making them work with your motorcycle. It's up to the user to figure out how to mount them.
- Sometimes fitments won't include models or years that a manufacturer suspects will fit, but haven't been confirmed. Monkey with your bike at your own risk.
- If you're going to mount, modify, or even unpackage a part such that it cannot be resold, a retailer probably is not going to accept it for a return.

- Because of the wide variety of aftermarket parts that exist, it's nearly impossible to test Replacement Part A with all of the myriads of combinations of parts a rider may elect to install. An aftermarket high-mount exhaust on a sportbike is generally incompatible with aftermarket saddlebags, but it will work fine on the bike as delivered from the manufacturer.
- Some aftermarket parts *only* work with other aftermarket parts.

We believe our AR tools will go a long way towards solving these common issues. Thank you for your support! **Please share our campaign with your network so we can reach the $100k milestone.**

 SHARE ON FACEBOOK

## Ryca Motors featured in HiConsumption | More AR Use Case Examples

about 2 months ago

*"With the development of their proprietary FantomView software, they're bringing augmented reality (AR) to the motorcycle customization scene."* Read more...


HICONSUMPTION
RIDES /
This Suzuki CS-1X Motorcycle By RYCA Motors Was Built Using AR Technology

Here's a highlight reel of some of the best use cases we're working on for Motorcycles + AR!


Motorcycles + Augmented Reality. Welcome to th...
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$440.10 - 932.40
Features
Dimensions: 19.4" L
12" W
15.2" H
Volume: 48 Liter
Africa Twin



Stay tuned for more updates and press features coming soon 😀

## RYCA Featured on Bike Exif: "A novel approach that could revolutionize the custom world."

about 2 months ago

"...AR makes a lot of sense in the custom world. And if RYCA pull it off, it could change the way we modify motorcycles for ever. " -Bike Exif

Read the article here.



**Bike EXIF** ✔
2d · 🌐

If this is the future of custom bike building, we're all for it.

BIKEEXIF.COM
**How RYCA used augmented reality to design a cafe racer**
A novel approach that could revolutionize the custom world.

👍❤️😮 1K                      29 Comments 87 Shares

Thank you to the 170+ who have invested in the Future of Motorcycles + AR. We have several exciting new things in the works. **Please share our campaign with your network so we can reach the $100k milestone!**

⬜ **SHARE ON FACEBOOK**

## Ryca Motors Unveils Custom Motorcycle Built with Augmented Reality

2 months ago

How did we turn this...                    ...into this??

    


SUZUKI SAVAGE
RYCA CS-1X

We wanted to show the world what is possible when you combine Motorcycles + AR, so we transformed a humble Suzuki Savage into our new CS-1X, built from the ground up with AR. The complete kit is available as a perk to investors, and will convert any year model Suzuki S40/Savage into your own CS-1X.


BUILDING THE CS-1X WITH AR
Muffler sizing & fabrication
Side cover design
Tank selection & fitment
Clip-on handlebar position
Seat selection & fitment
Foot controls positioning
Tire selection
RYCA

Augmented reality proved to be a game-changer in the prototyping phase of the new CS-1X, allowing us to quickly test out different design options and sketch out ideas "virtually". CAD is great, but there's nothing like seeing things in person. With AR, we were able to go beyond the computer screen and experience the look and feel of each component, all before fabrication and assembly.

Here's a short video of how we used AR in the prototyping process:


Ryca Unveils Custom Motorcycle Built with Augm...
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CS-1X

And a few photos of the finished bike:















Thank you to the 150+ who have invested in the Future of Motorcycles + AR. We have several exciting new things in the works. **Please share our campaign with your network so we can reach the $100k milestone. Our success is your success!**

 **SHARE ON FACEBOOK**

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# Comments (13 total)

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**Craig Vom Lehn** `SE OWNER` `35 INVESTMENTS` 3 hours ago
Do you plan to pay a dividend?

**Jason Bechtel** `SE OWNER` `5 INVESTMENTS` `INVESTED` 21 days ago
I'm glad you're including cars (starting with just wheels), because I believe whichever AR software includes both motorcycles and cars will inevitably dominate the space.

And I'm sure you've already realized this, but you're going to have to have to check for adequate space in the wheel wells through the full angle of turn in both directions as well, as those sliders are adjusted. And for that you'll need to *know* the exact dimensions of the wheel well in all of the common makes & models. Now that you've come this far, I suppose all of that will eventually follow. Are you committed to fully supporting cars (for whichever components you choose to support) through all of the additional requirements that they will entail, or are you just planning to dabble in minor accessories?

> **Casey Stevenson** - Ryca Motors, Inc. 20 days ago
> Hi Jason,
>
> We wanted to start with a wheel configurator since wheels are such a common thing to customize on a car, and it will also be one of the more challenging things to accurately display with AR for all the reasons you mention. We have a few more prototype examples we want to show you and our other investors in the next few weeks, and then we will consider fully committing to the wider automotive industry.

**Lepakshi Chowdary Medasani** `SE OWNER` `6 INVESTMENTS` `INVESTED` 2 months ago
I like the idea and invested. When can we expect the hat & poster as mentioned?

> **Casey Stevenson** - Ryca Motors, Inc. 2 months ago
> Hi Lepakshi, thanks for investing. Send your address to casey@rycamotors.com and I can get you set up with a poster. Hats will be coming soon.

**Tommy Sears** `2 INVESTMENTS` 3 months ago
Sorry Casey Stevenson, I meant to specify the other types of vehicles you might be able to use this tech on, you answered perfectly, I guess for me a major car enthusiast, I am hoping to have this same tech used on cars, both old and new.

> **Casey Stevenson** - Ryca Motors, Inc. 3 months ago
> Hi Tommy, no problem, happy to answer your questions.
>
> AR can be applied to a lot of things, including cars, old and new. There's no reason we couldn't adapt our product to include auto shops and dealerships, and optimize the tech for car-related applications. We're focusing on powersports to begin with because the

market is HUGE and we have tons of experience with motorcycle customization, a great customer base, and industry contacts.

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**Tommy Sears**  `2 INVESTMENTS`  3 months ago

Is the company going to strictly stick with motorcycle parts, or will you be doing other types of vehicles as well?

Also has the company already secured contracts? If so what can you share about them?

Any information as to progress would be greatly appreciated and helpful to investors :)

Thank you for your time.

> **Casey Stevenson**  - Ryca Motors, Inc.  3 months ago
>
> Hi Tommy,
>
> Great question. It makes sense for us to start with motorcycles given our history in the industry, but we could eventually roll out the SaaS product to companies outside of motorcycling. Powersports generally includes vehicles like ATVs, UTVs, snowmobiles, and personal watercraft (like jet skis), and AR customization will work on those too.
>
> We also wanted to start with motorcycles because they are more difficult than the other vehicle types in regards to making AR experiences work on them. For things to look realistic, the app needs to track your bike in 3D space, and then precisely place the virtual parts onto it. Any differences in your vehicle compared with the computer model in the app's memory can cause problems (both in accurate tracking and placement of virtual parts).
>
> Your bike might be modified in all sorts of ways over a stock bike. You might have a lot of aftermarket parts installed, or a crazy custom paint job. The geometry might be changed due to lowering the front end or installing longer shocks in the rear. Look no further than our own customers to see what an extreme makeover looks like! Our pending patent deals with all of these issues, and if we can develop it with funds from this raise, we will have a tech advantage over future competitors. And, of course, our customer base is the ideal test case for all of this.
>
> In regards to contracts.... We are going to start with the companies we have worked most closely with over the years, a few of which have supplied components for the new kit we're unveiling here. We are hoping to have a few partnership announcements soon.

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**Jaycine Williams**  `2 INVESTMENTS`  3 months ago

How is there a waitlist already when its shows that neither funding goals have been met?

> **Casey Stevenson**  - Ryca Motors, Inc.  3 months ago
>
> Hi Jaycine,
>
> Apparently, individual investments over a certain amount don't show up publicly on our campaign page until they have cleared. This has put us at the max. We're verifying with StartEngine, and will keep everyone posted. Thank you.

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**Darlene Wallace**  `SE OWNER`  `46 INVESTMENTS`  `INVESTED`  3 months ago

Hello,
I like this idea of AR for motorcycle parts. Are you the first company to offer this type of service? If not, can you tell me what makes your services different. Thanks you for your time.

> **Casey Stevenson**  - Ryca Motors, Inc.  3 months ago
>
> Hi Darlene, great question!
>
> A few of the major motorcycle companies, including Harley-Davidson and Yamaha, have developed apps for customizing virtual bikes, letting you change paint colors, add accessories, etc. on a CGI model. But our app lets you modify an actual motorcycle. All the bikes you see in our video clips exist in real life. No special effects were used to make the AR happen, they are real-time screen recordings.

Most of the AR work in motorcycling has gone towards development of helmets, using the visor as a HUD (heads-up display). Within the wider automotive industry, the focus has been mostly on industrial and maintenance applications. Porsche has developed an AR system called "Tech Live Look" for service applications. Bosch Auto Parts has also developed an AR application. They have validated the idea that AR is a technology that exists today, to solve real-world problems.

Future applications similar to ours would most likely come from the motorcycle OEMs or from major parts manufacturers, but their apps would most likely be specific to their brands and more narrow in scope. Our system can be deployed across all market segments - manufacturers, dealerships, retailers, repair shops, consumers, etc., - and not limited to specific brands or their customers.





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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

VO: For the past ten years, we've helped our customers transform average motorcycles into their dream machines. They strip their bike down, bolt on the custom parts that come with our kits, and bam, they're the star of the neighborhood. No welding or fabrication required.

VO: The downside is that there's a lot of parts included in our kits, and several options that can be configured online. Plus, providing tech support for people who probably have never built a motorcycle before can be a challenge.

VO: We also sell a complete line of parts and accessories and often get calls asking if parts from different manufacturers will work together. There's no fitment database of all these thousands of different parts made for hundreds of motorcycles.

VO: Online configurators are ok, but there's nothing like seeing things in person. We had used augmented reality for some simple promotional stuff, but then we started wondering…. What if we could make parts magically appear on a bike right in front of us?

VO: Augmented reality takes the guesswork out of shopping for OEM and aftermarket parts because you can see exactly how they're going to fit and how they're going to look before you buy them.

VO: Test out different color and finish options in real-time. See exploded views and installation instructions. Use x-ray vision to detect clearance issues. It's like a high tech virtual dressing room for your motorcycle.

VO: With a lot of testing, we were able to figure out ways to optimize A/R for motorcycles and ATVs, and our pending patent solves the issues that are specific to those types of vehicles.

VO: Our first prototype convinced us of the massive potential of A/R, so now we're developing a highly scalable subscription model for the multi-billion dollar powersports industry. Retailers can use FantomView for sales and marketing. Manufacturers can use it for design and prototyping. Motorcycle shops can use it for repair, maintenance, and customization. And dealerships can use it to create amazing, fully interactive showroom displays.

VO: Our CS-1 Cafe Racer Kit took the motorcycle industry by storm and sparked the imagination of garage builders around the world. We're unveiling the 10th Anniversary model here on StartEngine with 5 limited edition kits available as perks to investors who want to build their own custom bike using FantomView.

VO: We used augmented reality in almost every step of the design of this new kit, and we can't wait to see our customers use it to build their own motorcycles. We're convinced that it's the future of parts, sales, service, and customization, and with your help, we can build that future.

END

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